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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 9)*

Lamar Advertising Company

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

512815-10-1

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 512815-10-1			Page 2 of 6 Pages

1.	Name of Reporting Person: Charles W. Lamar III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,636,211

		6.	Shared Voting Power: 1,037,674

		7.	Sole Dispositive Power: 3,636,211

		8.	Shared Dispositive Power: 1,037,674

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,673,885

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person: IN

CUSIP No. 512815-10-1	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer:

Lamar Advertising Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5551 Corporate Boulevard
Baton Rouge, Louisiana 70808

Item 2(a).	Name of Person Filing:

Charles W. Lamar III

Item 2(b).	Address of Principal Business Offices or, if None, Residence:

c/o The Lamar Corporation
5551 Corporate Boulevard
Baton Rouge, LA 70808

Item 2(c).	Citizenship:

United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number:

512815-10-1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 512815-10-1	13G	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Not applicable.

Item 4.	Ownership (as of December 31, 2004).

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

4,673,885[1]

(b)	Percent of class:

5.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

3,636,211

(ii)	Shared power to vote or direct the vote:

1,037,674

[1] Includes 916,924 shares held in trust for the benefit of Mr. Lamar’s minor children, 70,000 shares that his children’s trust have exchanged for units in an exchange fund and 50,750 shares held by his wife. The filing of this statement shall not be construed as an admission that Mr. Lamar is the beneficial owner of these shares.

CUSIP No. 512815-10-1	13G	Page 5 of 6 Pages

(iii)	Sole power to dispose or to direct the disposition of:

3,636,211

(iv)	Shared power to dispose or to direct the disposition of:

1,037,674

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.	Identification and Classification of Members of the Group.

     Not applicable.

Item 9.	Notice of Dissolution of Group.

     Not applicable.

Item 10.	Certification.

     Not applicable.

CUSIP No. 512815-10-1	13G	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

/s/ Charles W. Lamar III
Charles W. Lamar III

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).